Company	Friends Provident PLC
TIDM	FP.
Headline	Tier 1 Issue
Released	16:24 18 Nov 2003
Number	2135S

82-34640

18 November 2003

Friends Provident plc raises £300 million with innovative Tier 1 hybrid debt issue

Friends Provident plc, one of the UK's major life and pensions groups, has raised £300m via a guaranteed perpetual hybrid Tier 1 debt issue. This issue generated significant interest and was four times oversubscribed.

The transaction, the first of its kind in the UK insurance sector, was targeted at institutional investors in the sterling market and is callable on 21 November 2019 at Par. It pays a coupon of 6 7/8% and has an issue price of 99.952, to give a spread of 197 basis points over the benchmark gilt. The pay date will be 21 November 2003 and the securities will be listed in London. The issue is guaranteed on a subordinated basis by Friends Provident Life and Pensions Limited, the group's principal subsidiary.

Merrill Lynch International was Sole Co-ordinator and Structuring Advisor and Merrill Lynch International, Barclays Capital and HSBC were Bookrunners and Lead Managers for this capital transaction.

Philip Moore, Group Finance Director described the issue as highly successful.

> "The issue is a cost efficient form of capital which complies fully with the proposals being introduced by the FSA in the near future. We are delighted with the positive response to the issue which provides the group with core capital to support future growth and enhance Friends Provident's capital position."

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dlw 12/17

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3131
Di Skidmore	Friends Provident plc	020 7760 3131
John Coles	Bell Pottinger Financial	020 7861 3868
Catherine Lees	Bell Pottinger Financial	020 7861 3877

Ref: D160

Notes to Editors

Friends Provident plc

Friends Provident, founded in 1832, is one of the UK's leading financial services groups and a member of the FTSE 100 Index of leading UK companies. The company's current market capitalisation is over £2.3bn.

Friends Provident has two core businesses: Friends Provident Life and Pensions (FPLP), which offers life and pensions products distributed via Independent Financial Advisers, controlled channels and business partnerships; and ISIS Asset Management plc, which manages assets valued at around £62bn as at 30 September 2003. ISIS markets a wide range of investment products to both personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in ISIS Asset Management plc.

Key Strengths

- Top 10 UK player in Life & Pensions and Asset Management and top 3 player in Offshore Life & Pensions.
- Diversified business model providing strong and consistent revenue streams.
- Award winning service initiatives and market leading technology continue to build key partnerships and deliver increased cost efficiencies.
- Clear focus on product lines (investments, pensions and protection) and sources of revenue to minimize risks and maintain growth.
- Strong financial strength credit ratings – S&P A+ and Moody's A2, both with stable outlook.
- Growing market opportunities through changing demographics, resulting in a need to increase pension and healthcare provision; the shift from defined benefit to defined contribution pension schemes; proposed regulatory changes to the way financial services products are distributed.
- Accredited under the Raising Standards Quality Mark Scheme initiative.

END

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Life and Pensions
Released	12:00 19 Nov 2003
Number	2458S

RNS Number:2458S
Friends Provident PLC
19 November 2003

19 November 2003

Friends Provident Life And Pensions Limited
To Close Direct Sales Operation

Friends Provident, one of the UK's major life and pensions groups, has completed a review of its distribution strategy and has today confirmed the closure of its direct sales operation. This follows the group's announcement on 1st October 2003 and extensive and constructive consultation with staff and Amicus, the staff union.

In total around 500 jobs will be affected by the review, including a salaried sales force, of whom some 150 are in discussions to become self-employed Appointed Representatives of Friends Provident.

The review was driven by proposed regulatory changes to the way in which financial services products are distributed in the UK (depolarisation), allowing new types of financial adviser status. In the future, Friends Provident will focus on distributing its products in the UK through Independent Financial Advisers (IFAs), an enlarged Appointed Representative channel and new and existing strategic partners. It will also bring together the Head Office support functions of the separate sales channels under a single structure.

The changes will better align the sales structure with the emerging marketplace ahead of depolarisation, achieve greater cost and operational efficiency, whilst continuing Friends Provident's successful business momentum. It is expected that these changes will result in annual cost savings of some £18m from 2004 onwards, after incurring exceptional costs of around £17m in 2003.

The new management structure will be in place by January 2004.

-Ends-

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3131
Di Skidmore	Friends Provident plc	020 7760 3131
John Coles	Bell Pottinger Financial	020 7861 3868
Catherine Lees	Bell Pottinger Financial	020 7861 3877

Ref: D162

Notes to Editors

Friends Provident plc

Friends Provident, founded in 1832, is one of the UK's leading financial services groups and a member of the FTSE 100 Index of leading UK companies. The company's current market capitalisation is over £2.3bn.

Friends Provident has two core businesses: Friends Provident Life and Pensions

(FPLP), which offers life and pensions products distributed via Independent Financial Advisers, controlled channels and business partnerships; and ISIS Asset Management plc, which manages assets valued at around £62bn as at 30 September 2003. ISIS markets a wide range of investment products to both personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in ISIS Asset Management plc.

Key Strengths

- Top 10 UK player in Life & Pensions and Asset Management and top 3 player in Offshore Life & Pensions.
- Diversified business model providing strong and consistent revenue streams.
- Award winning service initiatives and market leading technology continue to build key partnerships and deliver increased cost efficiencies.
- Clear focus on product lines (investments, pensions and protection) and sources of revenue to minimize risks and maintain growth.
- Strong financial strength credit ratings - S&P A+ and Moody's A2, both with stable outlook.
- Growing market opportunities through changing demographics, resulting in a need to increase pension and healthcare provision; the shift from defined benefit to defined contribution pension schemes; proposed regulatory changes to the way financial services products are distributed.
- Accredited under the Raising Standards Quality Mark Scheme initiative.

END

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Listing Particulars
Released	09:10 21 Nov 2003
Number	3366S

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 21 November, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: £300,000,000 6.875 per cent. Step-up Tier one Insurance the benefit of a subordinated guarantee of Friends Provide

ISSUER: Friends Provident plc
Pixham End
Dorking
Surrey
RH4 1QA

INCORPORATED IN: England and Wales

AUTHORISED ADVISOR: Merrill Lynch International

GUARANTOR: Friends Provident Life and Pensions Limited

INCORPORATED IN: England and Wales

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this fo

Registered Office:
Friends Provident plc
Pixham End
Dorking
Surrey
RH4 1QA

Paying Agent:
Citibank N.A.
5 Carmelite Street
London EC4Y 0PA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Servic
25 The North Colonnade, London E14 5HS.

END

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Filing of Documents with UKLA
Released	11:12 24 Nov 2003
Number	PRNUK-2411

Filing of Documents

Offering Circular dated 20thNovember 2003 relating to the issue of £300,000,000 6.875% Step-up Tier 1 Insurance Capital Securities

A copy of the above document has been submitted to the UKLA, and is available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7676 1000

END